CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock	125,000	$0.10	$12,500	$1.37

•	Based on the bid price per common share as reported by OTC Markets Group on March 27, 2023.